Exhibit 99.3

ANNUAL GENERAL MEETING
OF ARGENX SE

CONVOCATION

argenx SE (the “Company”) hereby invites its shareholders and all other persons with meeting rights to attend its annual general meeting of shareholders (“AGM”) to be held at 9:00 AM on Tuesday 8 May 2018 at Hilton Amsterdam Airport, Schiphol Boulevard 701, Schiphol, (municipality of Haarlemmermeer), the Netherlands.

Availability of documents

The agenda of the AGM including the ancillary documentation thereto are now available for inspection at the offices of the Company or on the Company’s website (www.argenx.com). Copies of the aforementioned documents are also available to shareholders, free of charge, via ABN AMRO Bank N.V. (“ABN AMRO”) from today, via e-mail address: corporate.broking@nl.abnamro.com.

Shareholders’ rights, participation and voting

As of the date of this notice, the Company has 32.403.133 issued and outstanding shares, which includes 17.319.359 ordinary shares for which American Depositary Shares (“ADSs”) are issued. The Company’s bylaws do not have any restrictions on voting rights, each share having the right to one vote at this AGM. Voting rights may not be used for shares held by the Company itself or its subsidiaries or other shares deemed to be treasury shares. Unless Dutch law provides otherwise and with due observance of article 25 of the articles of association of the Company, all resolutions shall be passed by an absolute majority of the votes cast. The ordinary shares are listed on Euronext Brussels and the ADSs are listed on NASDAQ. The agent for the ordinary shares is ABN AMRO and the agent for the ADSs is BNY Mellon.

Attendance at the AGM

Only holders of shares in the share capital of the Company as of the close of business on 28 days prior to the AGM, being Friday April 10, 2018 (the “Record Date”), who have registered themselves in the manner mentioned below are entitled to take part in and vote at the AGM. Each share outstanding on the Record Date is entitled to one vote on each voting item.

Holders of ADSs will receive information about the AGM and how to exercise their voting rights via their custodian from BNY Mellon.

Shareholders and all other persons with meeting rights who either in person or by proxy wish to attend the meeting must notify ABN AMRO accordingly by 17.30 CET on Wednesday 2 May 2018 at the latest via their financial intermediary as defined in the “Wet giraal effectenverkeer” or their agent (the “Intermediary”) or directly via www.abnamro.com/evoting.

The Intermediary concerned must submit to ABN AMRO no later than Thursday 3 May 2018, 11.00 CET, a statement via www.abnamro.com/intermediary, including the number of deposit shares notified for registration and held by that shareholder at the Record Date. With this statement, intermediaries are argenx SE Willemstraat 5, 4811 AH Breda, the Netherlands

info@argenx.com – www.argenx.com

furthermore requested to include the full address details of the relevant holder in order to be able to verify the shareholding on the Record Date in an efficient manner. The proof of registration supplied by ABN AMRO together with a valid identity document will serve as admission ticket to the meeting.

Persons entitled to take part in the meeting may be asked to identify themselves prior to being admitted to the AGM and are therefore asked to carry valid proof of identification.

Voting by (electronic) proxy

A shareholder who chooses to be represented at the meeting shall, in addition to submitting the application to attend the meeting as described above, grant a proxy. The proxy may include a voting instruction. Shareholders may grant a proxy and give voting instructions to argenx SE via www.abnamro.com/evoting by 17.30 CET on Wednesday 2 May 2018 at the latest.

Alternatively, a proxy may be granted in writing. A written proxy may be granted to a third party or a representative of the Company. The duly signed written proxy, which can be downloaded from the Company’s website or obtained via e-mail annualmeeting@argenx.com or telephone +32 9 241 58 41. must be received by 17.30 CET on Wednesday 2 May 2018 at the latest by the Company via e-mail annualmeeting@argenx.com.

Right to ask questions

All shareholders are entitled to ask questions to the Board with respect to their report or the other agenda items (and to the auditor with respect to its report). Questions may be asked during the AGM, or may be submitted in writing by shareholders who have fulfilled the registration and admission formalities set out above, to the Company e-mail address prior to the AGM ultimately on Wednesday 2 May 2018.

Holders of ADSs

Holders of ADSs will receive information about the AGM and how to attend, exercise their voting rights and other rights via their custodian from BNY Mellon (as the holder of the shares for which the ADSs are issued).

Breda, 26 March 2018

Board of Directors argenx SE